February 2020
Free Writing Prospectus
Registration Statement No. 333-223208
Dated January 30, 2020
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities

Trigger PLUS Based on the Price of the KraneShares CSI China Internet ETF due February 17, 2023
Trigger Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The Trigger PLUS offered are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), will not pay interest, do not guarantee any return of principal at maturity. The Trigger PLUS have the terms described in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. All references to "Reference Asset" in the prospectus supplement and the ETF Underlying Supplement shall refer to the "underlying shares" herein. At maturity, if the price of the underlying shares has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting leveraged upside performance of the underlying shares, subject to the maximum payment at maturity. However, at maturity, if the price of the underlying shares does not change or has depreciated, and (i) if the price of the underlying shares is greater than or equal to the specified trigger price, investors will receive the stated principal amount of their investment, or (ii) if the price of the underlying shares is less than the specified trigger price, the investor will lose 1% for every 1% decline in the underlying shares from the pricing date to the valuation date. The Trigger PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the underlying shares, and the limited protection against loss but only if the final share price is not less than the trigger price. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS. All payments on the Trigger PLUS are subject to the credit risk of HSBC.**

INDICATIVE TERMS	
Issuer:	HSBC USA Inc. ("HSBC")
Maturity date*:	February 17, 2023, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement
Underlying shares:	Shares of the KraneShares CSI China Internet ETF (the "index fund") (Bloomberg symbol: "KWEB")
Aggregate principal amount:	$

Payment at maturity:	• If the final share price is *greater than* the initial share price:
	    $10 + the leveraged upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final share price is less than or equal to the initial share price but greater than or equal to the trigger price:
	    $10
	• If the final share price is *less than* the trigger price:
	    $10 x the share performance factor
	    This amount will be less than the stated principal amount of $10 and will result in a loss of at least 20%, and possibly all, of your investment. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	The official closing price of the underlying shares on the pricing date.
Final share price:	The official closing price of the underlying shares on the valuation date.
Trigger price:	80% of the initial share price
Valuation date*:	February 14, 2023, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$14.30 per Trigger PLUS (143.00% of the stated principal amount).
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date*:	On or about February 14, 2020
Original issue date*:	On or about February 20, 2020 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the Trigger PLUS will be less than the price you pay to purchase the Trigger PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any."
CUSIP:	40438G300
ISIN:	US40438G3002
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per Trigger PLUS	$10.00	$0.25[(1)] $0.05[(2)]	$9.70
Total	$	$	$

(1)   *HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Trigger PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."*

(2)   *Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS.*

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Trigger PLUS.

The estimated initial value of the Trigger PLUS on the pricing date is expected to be between $9.30 and $9.70 per Trigger PLUS, which will be less than the price to public. The market value of the Trigger PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 6 of this document for additional information.

An investment in the Trigger PLUS involves certain risks. See "Risk Factors" beginning on page 6 of this free writing prospectus, page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Trigger PLUS, or determined that this free writing prospectus or the accompanying ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

Trigger Performance Leveraged Upside Securities
Principal at Risk Securities

The Trigger PLUS Based on the Price of the KraneShares CSI China Internet ETF due February 17, 2023 (the "Trigger PLUS") can be used:

- As an alternative to direct exposure to the underlying shares that enhances returns for a certain range of positive performance of the underlying shares, subject to the maximum payment at maturity

- To enhance positive returns and potentially outperform the underlying shares in a moderately bullish scenario

- To achieve similar levels of upside exposure to the underlying shares as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

- To provide limited protection against a loss of principal in the event of a decline of the underlying shares as of the valuation date, but only if the final share price is greater than or equal to the trigger price. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Index fund:	The KraneShares CSI China Internet ETF (Please see the section "Information About the Underlying Shares" for additional information about the index fund.)
Underlying index:	The CSI Overseas China Internet Index
Maturity:	Approximately three years
Leverage factor:	200%
Maximum payment at maturity:	$14.30 per Trigger PLUS (143.00% of the stated principal amount)
Trigger price:	80% of the initial share price
Minimum payment at maturity:	None. You may lose your entire initial investment in the Trigger PLUS.
Coupon:	None

Key Investment Rationale

The Trigger PLUS offer 200% leveraged upside on the positive performance of the underlying shares, subject to the maximum payment at maturity of $14.30 per Trigger PLUS (143.00% of the stated principal amount). However, if the price of the underlying shares has decreased below the trigger price as of the valuation date, investors will lose 1% for every 1% that the price has decreased. **Investors may lose up to 100% of the stated principal amount of the Trigger PLUS.**

Investors can use the Trigger PLUS to enhance returns up to the maximum payment at maturity and obtain limited protection against a loss of principal in the event of a decline of the underlying shares as of the valuation date, but only if the final share price is greater than or equal to the trigger price. All payments on the Trigger PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Trigger PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the underlying shares.
Trigger Feature	At maturity, even if the price of the underlying shares has declined over the term of the Trigger PLUS, you will receive your stated principal amount, but only if the final share price is greater than or equal to the trigger price.
Upside Scenario	The price of the underlying shares increases and, at maturity for each Trigger PLUS, we will pay the stated principal amount of $10 plus 200% of the share percent increase, subject to the maximum payment at maturity of $14.30 per Trigger PLUS (143.00% of the stated principal amount).
Par Scenario	The price of the underlying shares does not change or declines but the final share price is greater than or equal to the trigger price and, at maturity for each Trigger PLUS, we will pay the stated principal amount of $10.
Downside Scenario	The price of the underlying shares declines and the final share price is less than the trigger price and, at maturity for each Trigger PLUS, we will pay less than the stated principal amount by an amount that is proportionate to the decline in the final share price from the initial share price.

How the Trigger PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS based on the following terms:

Stated principal amount:	$10 per Trigger PLUS
Leverage factor:	200%
Maximum payment at maturity:	$14.30 per Trigger PLUS (143.00% of the stated principal amount).
Trigger price:	80% of the initial share price

Trigger PLUS Payoff Diagram



How it works

■ Upside Scenario: If the final share price is greater than the initial share price, investors would receive the $10 stated principal amount plus 200% of the appreciation of the underlying shares over the term of the Trigger PLUS, subject to a maximum payment at maturity of $14.30 per Trigger PLUS. Under the terms of the Trigger PLUS, an investor would realize the maximum payment at maturity at a final share price of 121.50% of the initial share price.

    ■ For example, if the price of the underlying shares appreciates 3%, investors would receive a 6% return, or $10.60 per Trigger PLUS.

    ■ For example, if the price of the underlying shares appreciates 30%, investors would receive only the maximum payment at maturity of $14.30 per Trigger PLUS, or 143.00% of the stated principal amount.

■ Par Scenario: If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger price, investors would receive the stated principal amount of $10 per Trigger PLUS.

    ■ For example, if the price of the underlying shares depreciates 10%, investors would receive the $10 stated principal amount.

■ Downside Scenario: If the final share price is less than the trigger price, investors would receive an amount that is less than the stated principal amount, based on a 1% loss of principal for each 1% decline in the price of the underlying shares.

    ■ For example, if the price of the underlying shares depreciates 30%, investors would lose 30% of their principal and receive only $7 per Trigger PLUS at maturity, or 70% of the stated principal amount.

Investor Suitability

The Trigger PLUS may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the underlying shares and you believe the price of the underlying shares will increase over the term of the securities.

- You are willing to invest in the Trigger PLUS based on the maximum payment at maturity of 143.00% of the stated principal amount, which may limit your return at maturity.

- You are willing to make an investment that is exposed to any decrease in the price of the underlying shares on a 1-to-1 basis if the final share price is less than the trigger price.

- You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the underlying shares or to holders of any of the stocks held by the index fund.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the securities to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The Trigger PLUS may not be suitable for you if:

- You believe the level of the underlying shares will decrease, or that it will not increase sufficiently to provide you with your desired return.

- You are unwilling to invest in the PLUS based on the maximum payment at maturity of 143.00% of the stated principal amount, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the potential loss of 1% of the principal amount for each percentage point that the underlying shares decrease over the term of the PLUS.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the underlying shares or to holders of any of the stocks held by the index fund.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the securities to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 of both the accompanying ETF Underlying Supplement and the prospectus supplement. Investing in the Trigger PLUS is not equivalent to investing directly in the index fund or in any of the stocks held by the index fund. You should understand the risks of investing in the Trigger PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Trigger PLUS in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the Trigger PLUS described in the following sections:

"— Risks relating to all note issuances" in the prospectus supplement;

"— General risks related to index funds" in the ETF Underlying Supplement;

 "—Securities prices generally are subject to political, economic, financial, and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets" in the ETF Underlying Supplement;

 "—Time differences between the domestic and foreign markets and New York City may create discrepancies in the trading level or price of the notes" in the ETF Underlying Supplement; and

"—The notes are subject to currency exchange risk" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **Trigger PLUS do not pay interest and may result in a loss.** The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the final share price is less than the trigger price (which is 80% of the initial share price), you will receive for each Trigger PLUS that you hold a payment at maturity that is less than the stated principal amount of each Trigger PLUS by at least 20% and by an amount proportionate to the decline in the price of the underlying shares, subject to the credit risk of HSBC. **You may lose up to 100% of the stated principal amount of the Trigger PLUS.**

- **The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of $14.30 per Trigger PLUS (143.00% of the stated principal amount). Although the leverage factor provides 200% exposure to any amount by which the final share price is greater than the initial share price, because the payment at maturity will be limited to 143.00% of the stated principal amount for the Trigger PLUS, any increase in the final share price over the initial share price by more than 21.50% of the initial share price will not further increase the return on the Trigger PLUS.

- **Credit risk of HSBC USA Inc.** The Trigger PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Trigger PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Trigger PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Trigger PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Trigger PLUS.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Trigger PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying shares and the securities held by the index fund, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The price of the underlying shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See "Information about the KraneShares CSI China Internet ETF" below. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

- **Investing in the Trigger PLUS is not equivalent to investing in the underlying shares.** Investing in the Trigger PLUS is not equivalent to investing in the underlying shares. Investors in the Trigger PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying shares.

- **Adjustments to the underlying shares or the underlying index could adversely affect the value of the Trigger PLUS.** The CSI Overseas China Internet Index (the "underlying index") is the underlying index of the index fund. The investment advisor to the index fund, Krane Funds Advisors, LLC (the "investment advisor"), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. Under its investment strategy or otherwise, the investment advisor may add, delete or substitute the stocks held by the index fund. In addition, the publisher of the underlying index may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the level of the underlying index. Further, the publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the Trigger PLUS.

- **Changes that affect the index fund or the underlying index may affect the price of the index fund and the market value of the Trigger PLUS and the amount you will receive at maturity.** The policies of the China Securities Index Co., Ltd., the index sponsor of the underlying index of the index fund, concerning additions, deletions and substitutions of the constituents held by the index fund or included in the underlying index, as applicable, and the manner in which China Securities Index Co., Ltd. takes account of certain changes affecting those constituents held by the index fund or included in the underlying index may affect the price of the index fund. The policies of the index sponsor with respect to the calculation of the index fund or the underlying index, as applicable, could also affect the price of the index fund. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index, as applicable. Any such actions could affect the price of the index fund and the value of the Trigger PLUS.

- **Industry concentration risk and the risk associated with investments in a particular sector.** The securities held by the index fund operate in the information technology sector. As a result, the return on the index fund may be lower, and more volatile, than that of an index fund which invests in a broader range of companies.

- **Risks associated with the information technology sector.** The index fund seeks to track the performance of the CSI China Overseas Internet Index. Substantially all of the equity securities tracked by the KWEB are issued by companies whose primary lines of business are directly associated with the technology sector. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the KWEB's investments. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from non-U.S. competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Further, information technology companies are subject to extensive government regulation. Technology companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market.

- **The Trigger PLUS are subject to risks associated with non-U.S. companies.** The price of the KWEB depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Trigger PLUS. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the KWEB and, as a result, the value of the Trigger PLUS.

- **There are risks associated with emerging markets.** Because the KWEB is an underlying, investment in the Trigger PLUS will involve risks not generally associated with investments which have no emerging market

component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against these risks may be made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **The Trigger PLUS will not be adjusted for changes in exchange rates.** Although the equity securities included in the underlying index are traded in currencies other than U.S. dollars, and the Trigger PLUS are denominated in U.S. dollars, the amount payable on the Trigger PLUS at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the price of the KWEB, and therefore the Trigger PLUS. The amount we pay in respect of the Trigger PLUS will be determined solely in accordance with the procedures described in this document.

- **The performance and market value of the index fund during periods of market volatility may not correlate with the performance of the underlying index as well as the net asset value per share of the underlying shares.** During periods of market volatility, securities underlying the index fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the index fund and the liquidity of the underlying shares may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the index fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell the index fund. As a result, under these circumstances, the market value of the index fund may vary substantially from the net asset value per share of the index fund. For all of the foregoing reasons, the performance of the index fund may not correlate with the performance of the underlying index as well as the net asset value per share of the index fund, which could materially and adversely affect the value of the Trigger PLUS in the secondary market and/or reduce your payment at maturity.

- **The estimated initial value of the Trigger PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Trigger PLUS in the secondary market, if any.** The estimated initial value of the Trigger PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Trigger PLUS. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Trigger PLUS may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Trigger PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Trigger PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Trigger PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Trigger PLUS in the secondary market (if any exists) at any time.

- **The price of your Trigger PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Trigger PLUS, the underwriting discount and the costs associated with structuring and hedging our obligations under the Trigger PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Trigger PLUS in the secondary market, if any, the price you would receive for your Trigger PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Trigger PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the underlying shares and changes in market conditions, and cannot be predicted with accuracy. The Trigger PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Trigger PLUS to maturity. Any sale of the Trigger PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Trigger PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Trigger PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Trigger PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 1 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Trigger PLUS and other costs in connection with the Trigger PLUS that we will no longer expect to incur over the term of the Trigger PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Trigger PLUS and any agreement we may have with the distributors of the Trigger PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Trigger PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The amount payable on the Trigger PLUS is not linked to the price of the underlying shares at any time other than the valuation date.** The final share price will be based on the official closing price of the underlying shares on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the underlying shares appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the price of the underlying shares prior to that decrease. Although the actual price of the underlying shares on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final share price, the payment at maturity will be based solely on the official closing price of the underlying shares on the valuation date.

- **The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Trigger PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Trigger PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Trigger PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS. Accordingly, you should be willing to hold your Trigger PLUS to maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Trigger PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial share price and the final share price, and will calculate the amount of cash, if any, that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may require it to exercise discretion and make subjective judgments, including with respect to the occurrence or non-occurrence of market disruption events, and the selection of successor underlying shares or the calculation of the final share prices in the event of a discontinuance of the underlying shares, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the Trigger PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your Trigger PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Trigger PLUS in taking any actions, including the determination of the initial share price, that might affect the value of your Trigger PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the underlying shares or its component stocks), including trading in the underlying shares or stocks held by the index fund as well as in other instruments related to the underlying shares. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Trigger PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade the underlying shares or the stocks held by the index fund and other financial instruments related to the underlying shares on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial share price and, therefore, could increase the price at which the underlying shares must close so that an investor does not suffer a loss on the investor's initial investment in the Trigger PLUS. Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date,

could adversely affect the price of the underlying shares on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The performance and market value of the underlying shares during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the underlying shares.** During periods of market volatility, securities underlying the underlying shares may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying shares and the liquidity of the underlying shares may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlying shares. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlying shares. As a result, under these circumstances, the market value of shares of the underlying shares may vary substantially from the net asset value per share of the underlying shares. For all of the foregoing reasons, the performance of the underlying shares may not correlate with the performance of the underlying index as well as the net asset value per share of the underlying shares, which could materially and adversely affect the value of the Trigger PLUS in the secondary market and/or reduce your payment at maturity, if any.

- **The Trigger PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Trigger PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Trigger PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Trigger PLUS.

- **The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Trigger PLUS, please see the discussion under "Additional Information About the Trigger PLUS—Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the KraneShares CSI China Internet ETF

The KraneShares CSI China Internet ETF (the "KWEB") is an investment portfolio managed by Krane Funds Advisors, LLC ("Krane"). KWEB is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "KWEB."

Information provided to or filed with the SEC by the KraneShares Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-180870 and 811-22698, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective and Strategy

The KWEB seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of a specific foreign equity securities index. The KWEB's current index is the CSI Overseas China Internet Index (the "underlying index"). Under normal circumstances, the KWEB will invest at least 80% of its total assets in components of its target index and in depositary receipts representing securities in the underlying index. The KWEB may invest up to 20% of its assets in instruments that are not included in the underlying index, but that Krane believes will help the KWEB track the underlying index. These investments may include equity securities and depositary receipts of issuers whose securities are not components of the underlying index, derivative instruments (including swaps, futures, forwards, structured notes and options), other investment companies (including exchange traded funds or ETFs) and cash or cash equivalents (including money market funds). The other investment companies in which the KWEB may invest may be advised, sponsored or otherwise serviced by Krane and/or its affiliates. In seeking to track the performance of the target index, the KWEB employs a "representative sampling" strategy, which means Krane seeks to invest in a representative sample of securities that collectively have an investment profile similar to the underlying index.

As of December 31, 2019, operating expenses of the KWEB are expected to accrue at an annual rate of 0.76% of the KWEB's daily net asset value. Expenses of the KWEB reduce the net value of the assets held by the KWEB and, therefore, reduce the value of each unit of the KWEB.

As of December 31, 2019, the KWEB's ten largest company holdings include: Alibaba Group Holding-SP (1.06%), Tencent Holdings Ltd (9.15%), Meituan Dianping-Class B (7.77%), Baidu Inc-SPON ADR (7.24%), JD.Com Inc-ADR (6.06%), TAL Education Group-ADR (4.08%), Netease Inc-ADR (3.91%), Trip.com Group Ltd (3.87%), Pinduoduo Inc-ADR (3.83%), and Vipshop Holdings Ltd - ADR (3.82%).

Description of the CSI Overseas China Internet Index

The underlying index is designed to measure the equity market performance of the investable universe of publicly traded China-based companies whose primary business or businesses are in the Internet and Internet-related sectors ("China Internet Companies"), and are listed outside of Mainland China, as determined by the index sponsor, China Securities Index Co., Ltd. ("index sponsor"). The underlyhing index sponsor treats China-based companies as including companies that (i) are incorporated in mainland China, (ii) have their headquarters in mainland China, or (iii) derive at least 50% of their revenue from goods produced or sold, or services performed, in mainland China. The index sponsor then removes all securities that had a daily average trading volume of less than $1 million or a daily average market capitalization of less than $1 billion. China internet companies include, but are not limited to, companies that develop and market internet software and/or provide internet services, manufacture home entertainment software and educational software for home use; provide retail or commercial services primarily through the internet; and develop and market mobile Internet software and/or provide mobile Internet services. Constituents of the underlying index are ranked by free-float market capitalization in U.S. Dollars and then weighted so that no constituent weighting exceeds 10% at each rebalance.

The following China-related securities may be included and/or represent investments of the KWEB Fund:

China A-Shares, which are shares of companies incorporated in mainland China and traded on these Chinese markets and denominated in domestic renminbi.

- China A-Shares, which are shares of companies incorporated in mainland China that are traded on the Chinese exchanges and denominated in domestic renminbi.
- China B Shares, which are shares of companies listed on the Shanghai or Shenzhen Stock Exchange but quoted and traded in foreign currencies (such as Hong Kong Dollars or U.S. Dollars), which were primarily created for trading by foreign investors.
- China H Shares, which are shares of companies incorporated in mainland China and listed on the Hong Kong Stock Exchange, where they are traded in Hong Kong dollars and may be traded by foreign investors.
- China N Shares, which are shares of companies with business operations in mainland China and listed on an American stock exchange.
- P-Chips, which are shares of private sector companies with a majority of their business operations in mainland China and controlling private Chinese shareholders, which are incorporated outside of mainland China and traded on the Hong Kong Stock Exchange in Hong Kong dollars.

- Red Chips, which are shares of companies with a majority of their business operations in mainland China and controlled by the central, provincial or municipal governments of China, whose shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars.
- S-Chips, which are shares of companies with business operations in mainland China and listed on the Singapore Exchange. S-Chip shares are issued by companies incorporated anywhere, but many are registered in Singapore, the British Virgin Islands, the Cayman Islands, or Bermuda.

As of December 31, 2019, the underlying index was comprised of 46 securities of companies. The underlying index is rebalanced and reconstituted semi-annually. The KWEB may engage in securities lending. As of December 31, 2019, issuers in the Communication Services sector (48.42%) and Consumer Discretionary sector (44.12%) represented significant portions of the underlying index.

Historical Information

Information as of market close on January 29, 2020 :

Bloomberg Ticker Symbol:	KWEB		
Current Share Closing Price:	$49.72	**52 Week High (on 01/13/2020):**	$54.58
52 Weeks Ago:	$42.04	**52 Week Low (on 08/05/2019):**	$38.29

The following graph sets forth the historical performance of the underlying shares based on the daily historical official closing prices from KWEB's inception, July 31, 2013 through January 29, 2020. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the price of the underlying shares on the valuation date.



Historical Performance of the Underlying Shares – Daily Official Closing Prices
July 31, 2013 to January 29, 2020

Additional Information About the Trigger PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information	
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	40438G300
ISIN:	US40438G3002
Minimum ticketing size:	$1,000 / 100 Trigger PLUS
Denominations:	$10 per Trigger PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each Trigger PLUS, and therefore significant aspects of the tax treatment of each Trigger PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each Trigger PLUS. Under one approach, each Trigger PLUS could be treated as a pre-paid executory contract with respect to the index fund. We intend to treat each Trigger PLUS consistent with this approach. Pursuant to the terms of each Trigger PLUS, you agree to treat each Trigger PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat each Trigger PLUS as a pre-paid executory contract with respect to the index fund. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to each Trigger PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Trigger PLUS for more than one year at such time for U.S. federal income tax purposes. Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the underlying shares). Under the "constructive ownership" rules, if an investment in the Trigger PLUS is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Trigger PLUS will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Trigger PLUS (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Trigger PLUS). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero. Although the matter is not clear, there exists a risk that an investment in the Trigger PLUS will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Trigger PLUS will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Trigger PLUS will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the Trigger PLUS over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the underlying shares at fair market value on the original issue date of the Trigger PLUS for an amount equal to the "issue price" of the Trigger PLUS and, upon the date of sale, exchange or maturity of the Trigger PLUS, sold such underlying shares at fair market value (which would reflect the percentage increase in the value of the underlying shares over the term of the Trigger PLUS). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Trigger PLUS after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules. In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Trigger PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Trigger PLUS is required to accrue income in respect

of the Trigger PLUS prior to the receipt of payments under the Trigger PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Trigger PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) of the Trigger PLUS could be subject to U.S. withholding tax in respect of a Trigger PLUS. It is unclear whether any regulations or other guidance would apply to the Trigger PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Trigger PLUS.

We will not attempt to ascertain whether the index fund or any of the entities whose stock is owned by the index fund would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If the index fund or one or more of the entities whose stock is owned by the index fund were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC. You should refer to information filed with the SEC and other authorities by the index fund and the entities whose stock is owned by the index fund and consult your tax advisor regarding the possible consequences to you if the index fund or one or more of the entities whose stock is owned by the index fund is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Trigger PLUS are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under a Trigger PLUS. However, it is possible that the Trigger PLUS could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlying shares or the Trigger PLUS, and following such occurrence the Trigger PLUS could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlying shares or the Trigger PLUS should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Trigger PLUS and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Trigger PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Trigger PLUS.

For a further discussion of U.S. federal income tax consequences related to each Trigger PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Trigger PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Trigger PLUS, will receive a fee of $0.30 per $10 stated principal amount, and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Trigger PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Trigger PLUS.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Trigger PLUS, but is under no obligation to make a market in the Trigger PLUS and may discontinue any market-making activities at any time without notice.
	We expect that delivery of the Trigger PLUS will be made against payment for the Trigger PLUS on or about the original issue date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Trigger PLUS more than two business days prior to the original issue date will be required to specify an alternate settlement cycle at the

	time of any such trade to prevent a failed settlement, and should consult their own advisors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.
Payment upon an event of default:	If the Trigger PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Trigger PLUS, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "payment at maturity" in this free writing prospectus. In such a case, the third scheduled trading day for the underlying shares immediately preceding the date of acceleration will be used as the valuation date for purposes of determining the accelerated final share price. If a market disruption event exists on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled valuation date). The accelerated maturity date will be the third business day following such accelerated postponed valuation date. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.
Where you can find more information:	This free writing prospectus relates to an offering of the Trigger PLUS linked to the underlying shares. The purchaser of a Trigger PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Trigger PLUS relates to the underlying shares, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying shares or any security held by the index fund or as to the suitability of an investment in the Trigger PLUS. HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049. You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and ETF Underlying Supplement dated February 26, 2018. If the terms of the Trigger PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of both the accompanying ETF Underlying Supplement and the prospectus supplement, as the Trigger PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Trigger PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. You may access these documents on the SEC web site at www.sec.gov as follows: The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

This document provides a summary of the terms and conditions of the Trigger PLUS. We encourage you to read the accompanying ETF Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.